UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

National Health Investors, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
63633D104
(CUSIP Number)
December 23, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63633D104	13G

1	NAMES OF REPORTING PERSONS: Dorothy B. Adams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,704,815

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		222,307

EACH	7	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		1,704,815

WITH	8	SHARED DISPOSITIVE POWER:

		222,307

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,927,122 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a).	Name of Issuer: National Health Investors, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 222 Robert Rose Drive Murfreesboro, TN 37129

Item 2(a).	Name of Person Filing: Dorothy B. Adams

Item 2(b).	Address of Principal Business Office, or if None, Residence: 5380 Gulf of Mexico Drive, Suite 105, Longboat Key, FL 34228-2048

Item 2(c).	Citizenship: Ms. Adams is a United States Citizen

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 63633D104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: This Item 3 is not applicable.

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 1,927,122

(b)	Percent of class: 7.0% of Common Stock

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 1,704,815

(ii)	Shared power to vote or to direct the vote 222,307

(iii)	Sole power to dispose or to direct the disposition of 1,704,815

(iv)	Shared power to dispose or to direct the disposition of 222,307

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

This Item 5 is not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Mr. W. Andrew Adams (“Mr. Adams”) shares voting and dispositive power with Ms. Adams over the shares covered by this Schedule 13G (the “Shares”) that Ms. Adams has indicated herein she shares voting and dispositive power. Mr. Adams maintains a separate Schedule 13D covering these shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Ms. Adams beneficially owns the Shares through the entities identified below, which she controls:

Adams Children’s Trust (Ms. Adams has sole control)	59,819
The W. Andrew and Dorothy B. Adams Grandchildren’s Trust (Ms. Adams has sole control)	6,500
East Main Associates, L.P. (Ms. Adams has sole control)	341,938
The Adams Group, L.P. (Ms. Adams has sole control)	1,296,558
The Adams Family Foundation II (Mr. and Mrs. Adams share control)	222,307

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group.

On June 8, 2007, Ms. Adams and The Adams Group, L.P. jointly filed a Schedule 13D/A (the “13D/A”) with Mr. Adams reporting that they continued to constitute a group. On December 23, 2008, Ms. Adams finalized her divorce from Mr. Adams. Pursuant to the terms of the Marital Dissolution Agreement: (i) Ms. Adams received sole voting and dispositive power over the Shares that she has indicated herein she beneficially owns with sole voting and dispositive power; (ii) Ms. Adams and Mr. Adams continued to share voting and dispositive power over the shares of Common Stock that she has indicated herein she beneficially owns with shared voting and dispositive power; and (iii) Ms. Adams has no voting or dispositive power over the remaining shares listed on the 13D/A.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 10, 2010
(Date)

DOROTHY B. ADAMS
X	/s/ Dorothy B. Adams
Signature